UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

THE STEPHAN CO.

(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

858603103
(CUSIP Number)

Stephen T. Braun, Esq.
Boult Cummings Conners & Berry, PLC
414 Union Street, Suite 1600
Nashville, Tennessee 37219
(615) 252-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 10, 2003
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

•     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 858603103	SCHEDULE 13D

(1)	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard L. Scott

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
	N/A	(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS: PF

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

	(7)	SOLE VOTING POWER:
NUMBER OF		326,300
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER:
OWNED BY		-0-
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER:
PERSON WITH		326,300

	(10)	SHARED DISPOSITIVE POWER: -0-

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 326,300

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.4%

(14)	TYPE OF REPORTING PERSON: IN

This Amendment No. 1 amends the Schedule 13D filed by Richard L. Scott (the “Reporting Person”) on November 3, 2003 (the “Schedule 13D”), with respect to shares of Common Stock, $.01 par value (“Common Stock”), of The Stephan Co., a Florida corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the same meanings ascribed to such terms in the Schedule 13D.

The following Items are hereby amended and restated in their entirety as follows:

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person has used personal funds of approximately $1,355,781 to acquire 326,300 shares of Common Stock in open market transactions. The Common Stock was purchased by three different entities controlled by the Reporting Person.

Item 5. Interest in Securities of the Issuer

The 326,300 shares of the Common Stock owned by the Reporting Person constitute 7.4% of the outstanding Common Stock of the Issuer.

The Reporting Person has sole voting and dispositive power with respect to the Common Stock.

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The Reporting Person purchased the following shares of the Common Stock of the Issuer in open market transactions during the past 60 days:

Purchase	Number of	Price	Aggregate
Date	Shares	Per Share	Consideration

09/22/03	23,500	$4.03	$94,725
09/23/03	20,000	4.23	84,585
09/26/03	14,500	4.08	59,175
09/29/03	2,800	4.05	11,327
09/30/03	15,800	4.05	64,027
10/01/03	2,500	4.10	10,240
10/02/03	14,700	4.12	60,594
10/03/03	18,400	4.14	76,191
10/06/03	12,000	4.14	49,695
10/13/03	9,500	4.14	39,345
10/14/03	12,700	4.14	52,593
10/15/03	7,400	4.14	30,651
10/21/03	53,000	4.14	219,435
10/22/03	15,000	4.14	62,115
10/27/03	3,400	4.14	14,091
10/28/03	4,500	4.14	18,645
11/03/03	10,400	4.19	43,575
11/04/03	5,500	4.19	23,060
11/05/03	4,100	4.19	17,194
11/06/03	2,500	4.20	10,490
11/07/03	2,900	4.20	12,166
11/10/03	56,500	4.24	239,519
11/11/03	14,700	4.24	62,343

	326,300		$1,355,781

The Common Stock was purchased by three different entities controlled by the Reporting Person, including 128,800 shares purchased by the Frances Annette Scott Revocable Trust, of which the Reporting Person’s spouse is the trustee.

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Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: November 12, 2003	/s/ Richard L. Scott Richard L. Scott

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